AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
October 2, 2009
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Cicely LaMothe Wilson K. Lee

Re:	AIMCO Properties, L.P. File No. 000-24497 Form 10-K for the year ended December 31, 2008
Ladies & Gentlemen:
This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Paul Beldin on behalf of AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), in a letter dated September 18, 2009. The Partnership’s response to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.
* * * * *
Financial Statements and Notes
Consolidated Statements of Income, page F-4
1.
Comment: We have considered your response to comment one and as previously communicated, we continue to believe a revision to historical results to reclass the provision for impairment losses for operating real estate and real estate development assets within operating income is appropriate. Please advise us of your progress in addressing this comment.

Response: On August 6, 2009, Wilson K. Lee, Staff Accountant at the Securities and Exchange Commission (the “SEC”), telephoned Amy B. Freed, the Partnership’s outside counsel at Hogan & Hartson LLP, and indicated that the Staff’s views with regard to the Partnership’s classification of impairment losses had not changed and that the Staff continued to believe that the Partnership

United States Securities and Exchange Commission
October 2, 2009

should revise its Form 10-K for the year ended December 31, 2008 to reclassify the provision for impairment losses for operating real estate and real estate development assets into operating income. Mr. Wilson invited Ms. Freed and the Partnership to contact Louise Dorsey in the Office of Chief Accountant if the Partnership wished to discuss this comment further. The Partnership determined that it would be preferable to resolve all outstanding comments from the Staff, including the EITF D-98 and EITF 00-19 questions, before contacting the front office of the Division of Corporation Finance so that all open issues could be addressed together. Ms. Freed communicated this intended approach to Mr. Lee on August 13, and Mr. Lee had no objections. Accordingly, upon the resolution the Staff’s other comments, the Partnership intends to contact Ms. Dorsey and resume a discussion with the Staff on the reclassification of impairment losses.
Note 14 — Earnings Per Unit, pages F-44
2.
Comment: We note for the purposes of calculating diluted EPS, you have devised and implemented a policy that determines whether preferred unit redemptions shall be settled in cash or shares of common stock. Please describe your policy in detail and the facts and circumstances you relied upon in determining that you have a positive intent and ability to cash settle that would overcome the presumption of share settlement. Reference is made to paragraph 29 of SFAS 128 and EITF Topic D-72. Your discussion should also indicate how your historical past experience correlates with your implemented policy.

Response: In the fourth quarter of 2008 the Partnership adopted a policy governing whether preferred unit redemptions would be settled in cash or stock. The policy requires the Partnership to calculate, on a quarterly basis, the ratio of (i) Apartment Investment and Management Company’s (“Aimco’s”) internally calculated net asset value per share (determined using market inputs on an individual assets basis) as of the previous quarter end, to (ii) the average market price for a share of Aimco common stock for the preceding quarter (the “NAV/Price ratio”). The policy also requires the Partnership to measure the magnitude of dilution on diluted per unit earnings, funds from operations, pro-forma funds from operations and adjusted funds from operations (the “Performance Measures”) for the previous quarter from an assumed share settlement (based on the average market price of Aimco common stock) for such quarter (the “Dilution Calculations”). In the event the NAV/Price ratio exceeds 1.20 or the Dilution Calculations result in greater than 10% dilution on any of the per unit Performance Measures, the policy states that any preferred unit redemption requests during the three month period covered by such policy calculation shall be settled in cash rather than shares of Aimco common stock, unless (1) the payment of such cash would cause an event of default, as defined, under the Partnership’s credit facility, or (2) the amount available for borrowing under the Partnership’s credit facility less amounts outstanding under letters of credit issued under such credit facility is less than the required cash settlement amount. If either of these exceptions to cash settlement are present, the Partnership continues to have the option to settle in shares or cash, but settlement in shares is assumed for purposes of calculating the per unit Performance Measures.
The policy reflects the economic consequences the Partnership evaluates when determining whether to settle preferred unit redemption requests in cash or shares of Aimco common stock. The Partnership’s historical experience is consistent with the application of this policy. Beginning in the fourth quarter of 2008, the policy became the sole basis for determining of the

United States Securities and Exchange Commission
October 2, 2009

method of redemption if the thresholds were met. During periods in which the NAV/Price ratio exceeds 1.00, the Partnership believes shares of Aimco common stock are trading in the market for a discount to the Partnership’s estimated value for these shares. In periods during which this discount is large (e.g. greater than 20%), the Partnership generally believes it is more economically prudent to redeem preferred units in cash rather than with an equity instrument the Partnership believes the market has undervalued. Alternatively, during periods in which the NAV/Price ratio is less than 1.00, the Partnership believes the market value for shares of Aimco common stock are overvalued as compared to the Partnership’s internally estimated value per share.
In periods when the NAV/Price ratio has exceeded 1.20, the Partnership has generally settled preferred redemptions with cash. From 2005 through August 2009, of the 156,000 preferred units redeemed by the Partnership, 93% were settled with cash. The majority of the 7% that were share-settled were during periods when the market price of shares of Aimco common stock and the estimated net asset value per share were in closer parity. Since the fourth quarter of 2008 the Partnership has followed the policy, which has resulted in all settlements of such redemptions for cash.
The Partnership believes its policy regarding share settlement alternatives and the facts and circumstances that the Partnership relied upon in determining its positive intent and ability to cash settle sufficiently overcomes the presumption of share settlement for preferred units set forth in paragraph 29 of SFAS 128, as such guidance indicates the presumption “may be overcome if past experience or a stated policy provides a reasonable basis to believe the contract will be paid partially or wholly in cash.” The Partnership’s past settlement experience discussed above, demonstrates a historical intent and ability to settle preferred redemptions in cash. Since adoption, the Partnership has followed the policy which has resulted in settling all preferred redemptions in cash. In establishing the policy, the Partnership additionally considered factors that may limit its ability to cash settle redemptions, including liquidity constraints and debt covenants (as discussed above in the description of the policy). The amounts available for borrowing under the Partnership’s credit facility (after consideration of amounts outstanding under letters of credit issued under such credit facility) are well in excess of $86 million, which is the maximum liquidation preference for the preferred units. Additionally, there are no limitations imposed by debt covenants that could preclude the Partnership from cash settling these redemption requests. Based on the foregoing considerations, the Partnership concluded it had the positive intent and ability to cash settle preferred redemption requests.
Following the Partnership’s adoption of this policy during the fourth quarter 2008 and through August 2009, the Partnership has redeemed approximately 100,000 preferred units under the policy and all such redemptions have been settled in cash based on the policy calculations.

United States Securities and Exchange Commission
October 2, 2009

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions regarding the information provided, please contact David Robertson, President, Chief Investment Officer and Chief Financial Officer, at (303) 691-4311 (phone) or (303) 300-3276 (facsimile) or me at (303) 691-4554 (phone) or (720) 493-6549 (facsimile).

Sincerely,
/s/ Paul Beldin
Paul Beldin
Chief Accounting Officer of AIMCO-GP, Inc., the general partner of AIMCO Properties, L.P.

Cc:	Amy B. Freed, Hogan & Hartson LLP Lisa R. Cohn, Aimco David Robertson, Aimco